

Mail Stop 4628

March 3, 2017

William Andrew Hendricks, Jr.
President and Chief Executive Officer
Patterson-UTI Energy, Inc.
10713 West Sam Houston Parkway North, Suite 800
Houston, TX 77064

>   **Re: Patterson-UTI Energy, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 23, 2017**
>   **File No. 333-215655**

Dear Mr. Hendricks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2017 letter.

General

1.   We note that there has been a lawsuit filed challenging the proposed merger. Please revise your disclosure to describe any litigation in connection with the transaction, including the complaint filed on February 22, 2017 against Seventy Seven and members of Seventy Seven's board by Maria Comeaux.

2.   Please provide the information required by Item 18(a)(7) of Form S-4 for each person who will serve as a director or executive officer of the registrant. To the extent you intend to incorporate any such information by reference to your Annual Report filed on Form 10-K for the year ended December 31, 2016, we note that such Form 10-K incorporates by reference Part III information from your Definitive Proxy Statement on

Schedule 14A to be filed. For guidance, refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Opinion of SSE's Financial Advisor, page 98

Sum of the Parts Analysis, page 102

3.   Please identify the peer companies utilized for purposes of this analysis.

Certain Unaudited Prospective Financial Information of Patterson-UTI and SSE, page 110

4.   We note that the board books provided in response to prior comment 8 suggest that Morgan Stanley's analysis relied on free cash flow projections prepared by each of Patterson-UTI and Seventy Seven. Please include corresponding disclosure or explain why you have omitted this information.

Material U.S. Federal Income Tax Consequences, page 153

5.   We note you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please revise your prospectus disclosure to state that the disclosure in this section is the opinion of counsel. Please also have counsel revise the second sentence of the second paragraph in Exhibit 8.2 to state that the prospectus discussion of tax consequences is counsel's opinion. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

6.   Please remove the statement in the last paragraph on page 153 that the summary of the material federal income tax consequences "is for general information only…" For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Statements, page 157

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 160

Note 3. Estimate of Consideration Expected to be Transferred, page 161

7.   Update your presentation to use the most recent stock price at the time of filing as the basis for the value of the equity consideration to be issued in connection with the merger.

Note 4. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 162

8.   Revise to provide a qualitative description of the factors that make up the goodwill to be recognized on a pro forma basis in connection with the merger. Refer to FASB ASC 805-30-50-1a.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Stephen M. Gill
        Vinson & Elkins LLP